Exhibit 99.1

Risk Factors

Your investment in our common stock involves risks. You should carefully consider the risks described below as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus, including our historical and pro forma consolidated financial statements and the notes thereto and the historical financial statements of Republic First and the notes thereto, before making an investment decision to purchase shares of our common stock in this offering. The risks and uncertainties described below and incorporated by reference into this prospectus supplement and the accompanying base prospectus are not the only ones facing us and Republic First. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair us and Republic First. If any of these risks actually occur, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. In that case, the market price of our common stock could decline substantially and you could lose all or a large part of your investment.

 Risks Related to our Company

 We may be required to make further increases in our provisions for loan losses and to charge off additional loans in the future, which could materially adversely affect us.

There is no precise method of predicting loan losses.  We can give no assurance that our allowance for loan losses is or will be sufficient to absorb actual loan losses. We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management’s best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses. If current trends in the real estate markets continue, we could continue to experience increased delinquencies and credit losses, particularly with respect to real estate construction and land acquisition and development loans and one-to-four family residential mortgage loans. Moreover, we expect that the current recession will negatively impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require us to increase the provision for loan losses or to recognize further loan charge-offs, based on judgments that differ from those of management. If loan charge-offs in future periods exceed our allowance for loan losses, we will need to record additional provisions to increase our allowance for loan losses. Furthermore, growth in our loan portfolio would generally lead to an increase in the provision for loan losses. Any increases in our allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows.

 Our results of operations may be materially and adversely affected by other-than-temporary impairment charges relating to our investment portfolio.

 We may be required to record future impairment charges on our investment securities if they suffer declines in value that we determine are other-than-temporary. Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on our investment portfolio in future periods. If an impairment charge is significant enough, it could affect the ability of the Bank to pay dividends to us, which could materially adversely affect us and our ability to pay dividends to shareholders. Significant impairment charges could also negatively impact our regulatory capital ratios and result in us not being classified as “well-capitalized” for regulatory purposes.

 We plan to continue to grow rapidly and there are risks associated with rapid growth.

Over the past five years we have experienced significant growth in net income, assets, loans and deposits, all of which have been achieved through organic growth. We intend to continue to rapidly expand our business and operations.

Subject to regulatory approvals, we are targeting to open 15 to 20 new stores over the next five years. We anticipate the cost to construct and furnish a new store will be approximately $3.1 million, excluding the cost to lease or purchase the land on which the store is located. Our ability to manage growth successfully will depend on our ability to attract qualified personnel and maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms, as well as on factors beyond our control, such as economic conditions and competition. If we grow too quickly and are not able to attract qualified personnel, control costs and maintain asset quality, this continued rapid growth could materially adversely affect us.

 Growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We anticipate that our existing capital will satisfy our capital requirements for the foreseeable future. However, we may at some point need to raise additional capital to support continued growth.  Our ability to raise additional capital, if needed, will depend on various matters, including our financial condition, liquidity and results of operations, as well as on conditions in the capital markets at that time, which are outside of our control. The current financial crisis affecting the banking system and financial markets, which has resulted in a tightening in the credit markets, could have an adverse effect on our ability to raise additional capital.  Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on favorable terms, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth, branching and/or acquisitions could be materially impaired.

 Unfavorable economic and market conditions due to the current global financial crisis may materially and adversely affect us.

Economic and market conditions in the United States and around the world have deteriorated significantly and may remain depressed for the foreseeable future.  Conditions such as slowing or negative growth and the sub-prime debt devaluation crisis have resulted in a low level of liquidity in many financial markets and extreme volatility in credit, equity and fixed income markets.  These economic developments could have various effects on us, including insolvency of major customers and a negative impact on the investment income we are able to earn on our investment portfolio.  Lending money is an essential part of the banking business.  Due to the current economic conditions, customers may be unable or unwilling to borrow money or repay funds already borrowed.  The risk of non-payment is affected by credit risks of a particular customer, changes in economic conditions, the duration of the loan and, in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors.  The potential effects of the current global financial crisis are difficult to forecast and mitigate.  As a consequence, our operating results for a particular period are difficult to predict.  Distress in the credit markets and issues relating to liquidity among financial institutions have resulted in the failure of some financial institutions around the world and others have been forced to seek acquisition partners. The United States and other governments have taken unprecedented steps in efforts to stabilize the financial system, including investing in financial institutions. There can be no assurance that these efforts will succeed.  We could be materially adversely affected by: (1) continued or accelerated disruption and volatility in financial markets; (2) continued capital and liquidity concerns regarding financial institutions; (3) limitations resulting from further governmental action in an effort to stabilize or provide additional regulation of the financial system; or (4) recessionary conditions that are deeper or longer lasting than currently anticipated.  We cannot assure you that any governmental action would benefit us.

We must continue to attract and retain qualified personnel and maintain cost controls and asset quality.

Our ability to manage growth successfully will depend on our ability to continue to attract and retain management experienced in banking and financial services and familiar with the communities in our market area.  As we grow, we must be able to attract and retain qualified additional management and loan officers with the appropriate level of experience and knowledge about our market areas to implement our operating strategy.  The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could materially adversely affect us.  If we grow too quickly and are not able to attract qualified personnel and maintain cost controls and asset quality, this continued rapid growth could materially adversely affect us.

 The cost of re-naming and re-branding the Company and the Bank may be more than anticipated.

On or about June 15, 2009, we changed our name and the name of the Bank and began using the red “M” logo.  Several companies in the United States, including companies in the banking and financial services industries, use variations of the word “Metro” and the letter “M” as part of a trademark or trade name.  As such, we face potential objections to our use of these marks.

On or about June 19, 2009, Members 1st Federal Credit Union, or “Members 1st,” filed a complaint in the United States District Court for the Middle District of Pennsylvania against Metro, Metro Bank, Republic First and Republic First Bank.  Members 1st’s claims are for federal trademark infringement, federal unfair competition, and common law trademark infringement and unfair competition.  It is Members 1st’s assertion that Metro’s use of a red letter “M” alone, or in conjunction with its trade name “Metro,” purportedly infringes Members 1st’s federally registered and common law trademark for the mark M1ST (stylized).  Metro intends to defend the case vigorously.  The complaint seeks damages in an unspecified amount and injunctive relief.  In light of the preliminary state of the proceeding, it is not possible to assess potential costs and damages if Members 1st were to be successful in the proceeding.  Any costs and damages could materially adversely affect us.

We may incur additional costs to defend our use, and may be required to further re-brand our banking business.  In addition, we cannot assure you that unanticipated problems and costs will not arise in connection with our master agreement with Fiserv Solutions, Inc. for them to provide to us certain administrative and data processing services previously provided by TD Bank.

 Changes in interest rates could reduce our net income and liquidity.

Our operating income, net income and liquidity depend to a great extent on our net interest margin, i.e., the difference between the interest yields we receive on loans, securities and other interest earning assets and the interest rates we pay on interest-bearing deposits, borrowings and other liabilities. These rates are highly sensitive to many factors beyond our control, including competition, general economic conditions and monetary and fiscal policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System, or the “FRB.” If the rate of interest we pay on our interest-bearing deposits, borrowings and other liabilities increases more than the rate of interest we receive on loans, securities and other interest earning assets, our net interest income, and therefore our earnings, and liquidity could be materially adversely affected.  Our earnings and liquidity could also be materially adversely affected if the rates on our loans, securities and other investments fall more quickly than those on our deposits, borrowings and other liabilities. Our operations are subject to risks and uncertainties surrounding our exposure to change in interest rate environment.

 We operate in a highly regulated environment; changes in laws and regulations and accounting principles may materially adversely affect us.

We are subject to extensive regulation, supervision, and legislation which govern almost all aspects of our operations. The laws and regulations applicable to the banking industry could change at any time and are primarily intended for the protection of customers, depositors and the deposit insurance funds. Any changes to these laws or any applicable accounting principles may materially adversely affect us. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to us.

 Competition from other banks and financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability and liquidity.

We have substantial competition in originating loans, both commercial and consumer in our market area.  This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders.  Many of our competitors enjoy advantages, including greater financial resources and access to capital, stronger regulatory ratios, and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income and liquidity by decreasing the number and size of loans that the Bank originates and the interest rates we may charge on these loans.

 In attracting business and consumer deposits, the Bank faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of its competitors enjoy advantages, including greater financial resources and access to capital, stronger regulatory ratios, stronger asset quality and performance, more aggressive marketing campaigns, better brand recognition and more branch locations. These competitors may offer higher interest rates than the Bank, which could decrease the deposits that the Bank attracts or require the Bank to increase its rates to retain existing deposits or attract new deposits. Increased deposit competition could materially adversely affect our ability to generate the funds necessary for lending operations. As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds.

 Risks Related to the Pending Merger with Republic First

 The pending merger with Republic First may distract our management from their other responsibilities.

The pending acquisition of Republic First could cause our management to focus their time and energies on matters related to the merger that otherwise would be directed to our business and operations. Any such distraction on the part of management, if significant, could affect management’s ability to service existing business and develop new business and otherwise adversely affect us following the merger.

 The conditions to closing of the pending merger with Republic First may result in delay or prevent completion of the merger, which may materially and adversely affect us and the market price of our common stock.

Completion of the pending merger with Republic First is subject to various closing conditions, including, among other things, (a) obtaining regulatory consents and approvals, (b) the accuracy of the other parties’ representations and warranties and their compliance with covenants, subject in each case to materiality standards, (c) completion of all payments and performance of all other material obligations under the merger agreement, (d) delivery of tax opinions and (e) absence of certain termination events as discussed below.

As a result of the Bank’s recent charter conversion, the Bank is now supervised jointly by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation, or “FDIC.”  We cannot close the Republic First merger until we receive the approval of the Board of Governors of the Federal Reserve and the Pennsylvania Department of Banking.  The Bank is currently undergoing a routine regulatory examination.  The examination results may not be satisfactory to the Board of Governors of the Federal Reserve and the Pennsylvania Department of Banking, and they may not approve the merger or may require us to satisfy certain requirements to obtain the required regulatory consents and approvals, and no assurance can be given at this time that we will be able to satisfy any such requirements.  Such conditions could materially adversely affect us and the market price of our common stock, and therefore we cannot assure you that the merger will occur in a timely manner or at all.

In addition, if certain termination events occur, Republic First may terminate the Merger Agreement.  Such termination events include, but are not limited to, (a) the failure to complete the merger by October 31, 2009, provided that either party may extend this deadline to December 31, 2009 in the event that regulatory approval of the merger is not received by September 30, 2009, (b) the receipt by Republic First of a superior proposal, as defined by and under the terms of the Merger Agreement, and (c) our stock price trading below certain levels. Under the terms of the merger agreement, the exchange ratio determining the merger consideration will be calculated on the effective date of the merger based on the average closing price of our common stock during twenty (20) consecutive trading days ending on the third calendar day immediately preceding the effective date of the merger.  If such average closing price is below $23.088 and our stock price has performed 20% below the performance of the Nasdaq Bank Index in the period between the signing of the Merger Agreement and the closing of the merger, Republic First will have the option to terminate the Merger Agreement unless Metro increases the exchange ratio in accordance to the terms of the Merger Agreement. Under these circumstances, the merger may not close or it may be more dilutive than expected.

Failure to satisfy all of the closing conditions to the pending Republic First merger, whether related to failing to obtain the required regulatory consents and approvals, triggering certain termination events or otherwise, would prevent the consummation of the merger absent a waiver of those conditions, as to which no assurance can be given. Furthermore, even if we satisfy all of the closing conditions, we cannot assure you that the consummation of the merger will not be delayed beyond our current expectations, possibly significantly. Our inability to consummate the pending Republic First merger or a delay in the merger’s consummation could materially adversely affect us and the market price of our common stock.

 If the merger with Republic First is not completed, we will have incurred substantial expenses without realizing the expected benefits.

We have incurred expenses in connection with the merger transaction and expect to incur additional expenses prior to completing the merger. The completion of the merger depends on the receipt of regulatory approvals. We cannot guarantee that we will receive those approvals. If the merger is not completed, the merger-related expenses that we will have incurred could materially adversely affect us without any of the expected benefits of the merger.

 We may fail to realize the cost savings we estimate for the merger.

The success of the merger, if consummated, will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of Metro and Republic First.  Our management estimated at the time the proposed merger was announced that after the merger of the companies’ banking subsidiaries it expects to achieve annual total cost savings of approximately 20% of Republic First’s 2008 non-interest expense, or approximately $5.0 million, pre-tax, through the reduction of administrative and operational redundancies. While we believe these cost savings estimates are achievable as of the date of this prospectus supplement, it is possible that the potential cost savings could turn out to be more difficult to achieve than originally anticipated. The cost savings estimates depend on the ability to combine the businesses of Metro and Republic First in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or Metro and Republic First are not able to successfully combine their two bank subsidiaries, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

 Combining our two companies may be more difficult, costly or time-consuming than we expect, or could result in the loss of customers.

We and Republic First have operated, and, until the completion of the merger, will continue to operate, independently.  It is possible that the integration process could result in unanticipated adverse affects.   Factors which will affect our ability to successfully integrate our combined operations include, but are not limited to, our ability to:

•	maintain existing relationships with depositors in the banks to minimize withdrawals of deposits subsequent to the merger;

•	continue to operate the ongoing business of Metro and Republic First without disruption, including Republic First’s adoption of Fiserv Solutions’ systems;

•	control our incremental non-interest expense and maintain overall operating efficiencies;

•	retain and attract qualified personnel at the Bank and Republic First Bank; and

•	compete effectively in the communities served by Metro and Republic First and in nearby communities.

 Our business is concentrated and economic conditions in the market areas currently serviced by our companies could materially adversely affect our combined operations.

Metro operates principally in the Central Pennsylvania area and the operations of Republic First are concentrated in Philadelphia, Pennsylvania.  The operating results of Republic First and Metro as a combined company will depend largely on economic conditions in these and surrounding areas. A deterioration in economic conditions in either of these market areas could materially adversely affect our combined operations and:

•	increase loan delinquencies;

•	increase problem assets and foreclosures;

•	increase claims and lawsuits;

•	decrease the demand for our products and services; and

•	decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with nonperforming loans and collateral coverage.

 Risks Related to this Offering and Our Shares

 Our share price may fluctuate.

The market price of our common stock could be subject to significant fluctuations in response to many factors, including, but not limited to:

•	actual or anticipated variations in our results of operations, liquidity or financial condition;

•	changes in our earnings estimates or those of analysts;

•	our failure to pay dividends on common stock;

•	publication of research reports about us or the banking industry generally;

•	changes in market valuations of similar companies;

•
whether the transactions contemplated by the merger agreement with Republic First will be approved by the applicable federal, state and local regulatory authorities and, if approved, whether the other closing conditions to the proposed merger will be satisfied;

•
our ability to complete the proposed merger with Republic First and the merger of Republic First Bank with and into Metro Bank, to integrate successfully Republic First’s assets, liabilities, customers, systems and management personnel into our operations, and to realize expected cost savings and revenue enhancements within expected timeframes or at all;

•
the possibility that expected Republic First merger-related charges will be materially greater than forecasted or that final purchase price allocations based on fair value of the acquired assets and liabilities at the effective date of the merger and related adjustments to yield and/or amortization of the acquired assets and liabilities will be materially different from those forecasted;

•	adverse changes in our or Republic First’s loan portfolios and the resulting credit risk-related losses and expenses;

•	the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System;

•
general economic or business conditions, either nationally, regionally or in the communities in which either we do or Republic First does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and loan performance or a reduced demand for credit;

•	continued levels of loan quality and volume origination;

•	the adequacy of loan loss reserves;

•	the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	the willingness of customers to substitute competitors’ products and services for our products and services and vice versa, based on price, quality, relationship or otherwise;

•	unanticipated regulatory or judicial proceedings and liabilities and other costs;

•	interest rate, market and monetary fluctuations;

•	the timely development of competitive new products and services by us and the acceptance of such products and services by customers;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	the loss of certain key officers or other employees;

•	continued relationships with major customers;

•	our ability to continue to grow our business internally and through acquisition and successful integration of new or acquired entities while controlling costs;

•	compliance with laws and regulatory requirements of federal, state and local agencies;

•	the ability to hedge certain risks economically;

•	effect of terrorist attacks and threats of actual war;

•	deposit flows;

•	changes in accounting principles, policies and guidelines;

•	rapidly changing technology;

•	other economic, competitive, governmental, regulatory and technological factors affecting the Company’s operations, pricing, products and services; and

•	our success at managing the risks involved in the foregoing.

Stock markets, in general, have experienced over the past year, and continue to experience, significant price and volume volatility, and the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects. Increased market volatility could result in a substantial decline in the market price of our common stock.

 Our common stock is not insured by any governmental entity and, therefore, an investment in our common stock involves risk.

Our common stock is not a deposit account or other obligation of any bank, and is not insured by the FDIC or any other governmental entity, and is subject to investment risk, including possible loss.

 There may be future sales of our common stock, which may materially and adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional shares of our common stock, including securities that are convertible into or exchangeable or exercisable for shares of our common stock. We anticipate that we will issue approximately 4 million shares of our common stock upon the closing of the Republic First merger.  The closing of the Republic First merger or our issuance of shares of common stock in the future, arising from the closing of the Republic First merger or otherwise, will dilute the ownership interest of our existing common stockholders.

In addition, as of September 23, 2009, there were 6,532,409 shares of our common stock outstanding. Most of these shares are available for resale in the public market without restriction, except for shares held by our affiliates. Generally, our affiliates may either sell their shares under a registration statement or in compliance with the volume limitations and other requirements imposed by Rule 144 under the Securities Act.

As of September 23, 2009, there were 1,010,511 shares of our common stock issuable upon conversion, exchange or exercise in respect of outstanding securities, warrants or options, and we had the authority to issue up to approximately 685,541 shares of our common stock under our stock option plans and 213,830 shares under our Dividend Reinvestment and Stock Purchase Plan.

Additionally, the sale of substantial amounts of our common stock or securities convertible into or exchangeable or exercisable for our common stock, whether directly by us in this offering or future offerings or by existing common stockholders in the secondary market, the perception that such sales could occur or the availability for future sale of shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock could, in turn, materially and adversely affect the market price of our common stock and our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue other equity securities that are senior to our common stock in the future for a number of reasons, including, without limitation, to support operations and growth, to maintain our capital ratios and to comply with any future changes in regulatory standards.

Our common stock is currently traded on the Nasdaq Global Select Market. During the twelve months ended December 31, 2008, the average daily trading volume for our common stock was approximately 12,400 shares.  As a result, sales of our common stock may place significant downward pressure on the market price of our common stock. Furthermore, it may be difficult for holders to resell their shares at prices they find attractive, or at all.

 Our common stock is subordinate to our existing and future indebtedness and preferred stock and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of holders of our outstanding preferred stock. Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred stockholders. As of June 30, 2009, we had $224.4 million of outstanding debt and the aggregate liquidation preference of all our outstanding preferred stock was $1.0 million.

 Our ability to pay dividends depends upon the results of operations of our subsidiaries.

Neither the Company nor the Bank has declared or paid cash dividends on its common stock since the Bank began operations in June 1985.  Our Board of Directors intends to follow a policy of retaining earnings for the purpose of increasing the Company’s and the Bank’s capital for the foreseeable future.  Although the Board of Directors anticipates establishing a cash dividend policy in the future, no assurance can be given that cash dividends will be paid.

Holders of our common stock are entitled to receive dividends if, as and when declared from time to time by our board of directors in its sole discretion out of funds legally available for that purpose, after debt service payments and payments of dividends required to be paid on our outstanding preferred stock, if any.  Prior to the completion of the merger with Republic First, we must obtain the consent of Republic First prior to declaring or paying any dividends on our common stock.

While we are not subject to certain restrictions on dividends applicable to a bank, our ability to pay dividends to the holders of our common stock will depend to a large extent upon the amount of dividends paid by the Bank to us.  Regulatory authorities restrict the amount of cash dividends the Bank can declare and pay without prior regulatory approval. Presently, the Bank cannot declare or pay dividends in any one year in excess of retained earnings for that year subject to risk based capital requirements.

 This offering is expected to be dilutive.

 Giving effect to the issuance of common stock in this offering, we expect that this offering will have a dilutive effect on our expected earnings per common share. The actual amount of dilution cannot be determined at this time and will be based on numerous factors.

 “Anti-takeover” provisions may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our shareholders.

We are a Pennsylvania corporation. Anti-takeover provisions in Pennsylvania law and our articles of incorporation and bylaws could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, our articles of incorporation provide that our Board of Directors may issue up to 960,000 shares of preferred stock without shareholder approval, subject to the rights of the outstanding shares of preferred stock. In addition, “anti-takeover” provisions in our articles of incorporation and federal and state laws, including Pennsylvania law, may restrict a third party’s ability to obtain control of the Company and may prevent shareholders from receiving a premium for their shares of our common stock.

 Our executive officers, directors and other five percent or greater shareholders own a significant percentage of our company, and could influence matters requiring approval by our shareholders.

As of September 23, 2009, our executive officers and directors as a group owned and had the right to vote approximately 24.0% of our outstanding stock and other five percent or greater shareholders owned and had the right to vote approximately 18.8% of our outstanding common stock. These shareholders, acting together, would be able to influence matters requiring approval by our shareholders, including the election of directors. This concentration of ownership might also have the effect of delaying or preventing a change of control of Metro.

Risks related to Republic First

 Republic First’s earnings are sensitive to fluctuations in interest rates.

Republic First’s earnings depend on the earnings of Republic First Bank. Republic First Bank is dependent primarily upon the level of net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investments, and the interest paid on its interest-bearing liabilities, such as deposits and borrowings. Accordingly, the operations of Republic First Bank are subject to risks and uncertainties surrounding their exposure to change in the interest rate environment.

 Republic First’s earnings and financial condition may be negatively impacted by a general economic downturn or changes in the credit risk of its borrowers.

Republic First Bank’s results of operations and financial condition are affected by the ability of its borrowers to repay their loans.  Lending money is an essential part of the banking business.  However, borrowers do not always repay their loans.  The risk of non-payment is affected by credit risks of a particular borrower, changes in economic conditions, the duration of the loan and in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors.

 Republic First’s results of operations are significantly affected by the ability of its borrowers to repay their loans and if borrowers do not repay their loans, Republic First will be exposed to credit risk.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

•	credit risks of a particular borrower;

•	changes in economic and industry conditions;

•	the duration of the loan; and

•	in the case of a collateralized loan, uncertainties as to the future value of the collateral.

The current economic and market conditions in the United States and around the world may heighten the risk of non-payment. Generally, commercial/industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. In addition, consumer loans typically have shorter terms and lower balances with higher yields compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

While Republic First intends to maintain a prudent approach to extending credit by undertaking due diligence and credit scoring to determine the risk of each credit application, there can be no guarantee that these measures will be sufficient to mitigate its exposure to credit risk.  If Republic First fails to adequately manage its credit risk, it could materially and adversely affect them.

 Republic First may be required to make further increases in their provisions for loan losses and to charge off additional loans in the future, which could materially and adversely affect Republic First.

There is no precise method of predicting loan losses.  Republic First can give no assurance that the allowance for their loan losses is or will be sufficient to absorb actual loan losses.  Republic First maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management’s best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires Republic First to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of Republic First’s control, may require Republic First to increase their allowance for loan losses. Increases in nonperforming loans have a significant impact on Republic First’s allowance for loan losses. If current trends in the real estate markets continue, Republic First could continue to experience increased delinquencies and credit losses, particularly with respect to real estate construction and land acquisition and development loans and one-to-four family residential mortgage loans. Moreover, Republic First expects that the current recession will negatively impact economic conditions in their market areas and that they could experience significantly higher delinquencies and credit losses.

In addition, bank regulatory agencies periodically review Republic First’s allowance for loan losses and may require them to increase the provision for loan losses or to recognize further loan charge-offs, based on judgments that differ from those of management. Republic First has taken action to resolve certain credit and financial performance issues, including taking an $8.3 million special provision for the second quarter of 2009.  If loan charge-offs in future periods exceed their allowance for loan losses, they will need to record additional provisions to increase Republic First’s allowance for loan losses. Furthermore, growth in Republic First’s loan portfolio would generally lead to an increase in the provision for loan losses. Any increases in Republic First’s allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on Republic First’s financial condition, results of operations and cash flows.

In addition to the special provision, in response to the March 2009 FDIC examination, Republic First Bank is also required to enhance a variety of its policies, procedures and processes regarding asset quality, earnings and loan concentrations. Republic First Bank believes that it has already implemented a number of changes to its policies, procedures and process in the last several months that they believe address many of these issues. Similarly, following its 2008 compliance examination, Republic First Bank was notified by banking regulators that its compliance function was subject to informal supervisory oversight. Republic First Bank was required to improve its policies, procedures and processes relating to its compliance monitoring functions. Republic First Bank has already implemented a number of changes to its policies, procedures and processes that they believe address most if not all of these issues.

 Republic First’s concentration of commercial real estate loans could result in increased loan losses.

Commercial real estate, or “CRE,” is cyclical and poses risks of loss to Republic First due to concentration levels and similar risks of the asset, especially since Republic First had 86.2% of its loan portfolio in CRE as of June 30, 2009. The banking regulators continue to give CRE lending greater scrutiny, and banks with higher levels of CRE loans are expected to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for possible losses and capital levels as a result of CRE lending growth and exposures. Republic First’s management has already reduced the concentration of CRE in its loan portfolio, and has efforts underway to further reduce such concentration during the balance of  2009. In addition, if the merger between the Company and Republic First is consummated, CRE loans will be 46.8% of the Company’s loan portfolio on a pro forma basis.

 Republic First’s results of operations may be materially and adversely affected by other-than-temporary impairment charges relating to its investment portfolio.

Republic First may be required to record future impairment charges on its investment securities if they suffer declines in value that Republic First considers other-than-temporary. Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on Republic First’s investment portfolio in future periods. If an impairment charge is significant enough, it could affect the ability of Republic First Bank to pay dividends to Republic First, which could have a material adverse effect on its liquidity and its ability to pay dividends to shareholders. Significant impairment charges could also negatively impact Republic First’s regulatory capital ratios and result in Republic First Bank not being classified as “well-capitalized” for regulatory purposes.

 Republic First’s disclosure controls and procedures may not achieve their intended objectives.

Republic First’s system of internal controls cannot provide assurance of achieving their intended objectives because of inherent limitations.  Internal control processes that involve human diligence and compliance are subject to lapses in judgment and breakdowns resulting from human failures.  Internal controls can also be circumvented by collusion or improper management override.

In connection with Republic First’s management’s assessment of its internal control over financial reporting at December 31, 2008, Republic First’s management identified certain material weaknesses and significant deficiencies related to, among other items, other than temporarily impaired investment securities and the financial statement reporting process.  Even though Republic First has taken remedial actions which Republic First management believe have corrected the identified material weaknesses and significant deficiencies, there is no assurance that Republic First’s management will not identify new material weaknesses or deficiencies or that additional measures to address such weaknesses or deficiencies will not be required in the future. You should see Item 9A and “Management’s Report on Internal Control Over Financial Reporting” included in Republic First’s annual report on Form 10-K as well as Item 4 of Republic First’s quarterly reports on Form 10-Q, all incorporated by reference in this prospectus supplement and the accompanying base prospectus, for additional information.  Because of such prior material weaknesses, there is an increased risk that material misstatements due to error or fraud may not be prevented or detected on a timely basis by Republic First’s internal controls.

 Republic First faces increasing competition in its market from other banks and financial institutions.

Republic First Bank may not be able to compete effectively in its markets, which could adversely affect its results of operations.  The banking and financial services industry in Republic First Bank’s market area is highly competitive.  The increasingly competitive environment is a result of changes in regulation, changes in technology and product delivery systems, and the accelerated pace of consolidation among financial service providers.  Larger institutions have greater access to capital markets, with higher lending limits and a broader array of services.  Competition may require increases in deposit rates and decreases in loan rates, and adversely impact Republic First’s net interest margin.

 Government regulation restricts the scope of Republic First’s operations.

Republic First and Republic First Bank operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the FDIC, the Pennsylvania Department of Banking and the FRB.  Republic First and Republic First Bank are subject to federal and state regulations governing virtually all aspects of their activities, including but not limited to, lines of business, liquidity, investments, the payment of dividends, and others.  Regulations that apply to Republic First and Republic First Bank are generally intended to provide protection for depositors and customers rather than for investors.  Republic First and Republic First Bank will remain subject to these regulations, and to the possibility of changes in federal and state laws, regulations, governmental policies, income tax laws and accounting principles.  Changes in the regulatory environment in which Republic First and Republic First Bank operate could adversely affect the banking industry as a whole and Republic First and Republic First Bank’s operations in particular.  For example, regulatory changes could limit Republic First’s growth and its return to investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, and providing securities, insurance or trust services.  Such regulations and the cost of adherence to such regulations can have a significant impact on earnings and financial condition.

Also, legislation may change present capital requirements, which could restrict Republic First and Republic First Bank’s activities and require the Republic First and Republic First Bank to maintain additional capital.  Republic First and Republic First Bank cannot predict what changes, if any, legislators and federal and state agencies will make to existing federal and state legislation and regulations or the effect that such changes may have on Republic First and Republic First Bank’s business.

Republic First anticipates increased and/or changes in regulations as a result of the current turmoil in the financial markets and the efforts of government agencies to stabilize the financial system.

 Republic First’s business is concentrated in and dependent upon the continued growth and welfare of its primary market area.

Republic First operates primarily in the Philadelphia geographic market.  Its success depends upon the business activity, population, income levels, deposits and real estate activity in this market. Although Republic First’s customers’ business and financial interests may extend well beyond this market area, adverse economic conditions that affect Republic First’s home market could reduce its growth rate, affect the ability of its customers to repay their loans to Republic First and generally affect its financial condition and results of operations. Because of Republic First’s geographic concentration, it is less able than other regional or national financial institutions to diversify its credit risks across multiple markets.

 Republic First’s community banking strategy relies heavily on its management team, and the unexpected loss of key managers may materially and adversely affect Republic First’s operations.

Much of Republic First’s success to date has been influenced strongly by its ability to attract and to retain senior management experienced in banking and financial services and familiar with the communities in its market. Republic First’s ability to retain executive officers, the current management teams, branch managers and loan officers of its bank subsidiary will continue to be important to the successful implementation of its strategy. It is also critical for Republic First, as it grows, to be able to attract and retain qualified additional management and loan officers with the appropriate level of experience and knowledge about its market areas to implement its community-based operating strategy. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could materially and adversely effect Republic First.

 Republic First has a continuing need for technological change and it may not have the resources to effectively implement new technology.

The financial services industry is constantly undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Republic First future success will depend in part upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in its operations as Republic First continues to grow and expand in its market. Many of Republic First’s larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that Republic First will be able to offer, which would put Republic First at a competitive disadvantage. Accordingly, Republic First cannot provide you with assurance that it will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

 System failure or breaches of Republic First’s network security could subject it to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure Republic First uses could be vulnerable to unforeseen problems. Republic First’s operations are dependent upon its ability to protect its computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in Republic First’s operations could have a material adverse effect on its financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through Republic First’s computer systems and network infrastructure, which may result in significant liability to Republic First and may cause existing and potential customers to refrain from doing business with it. Although Republic First, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms Republic First and its third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could materially and adversely effect Republic First.

 Republic First is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and misconduct could subject Republic First to financial losses or regulatory sanctions and seriously harm its reputation. Misconduct by Republic First’s employees could include hiding unauthorized activities, improper or unauthorized activities on behalf of customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions Republic First takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject Republic First to financial claims for negligence.

Republic First maintains a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors and customer or employee fraud. Should Republic First’s internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could materially and adversely effect Republic First.

 Republic First is exposed to environmental liabilities with respect to properties to which it takes title.

A significant portion of Republic First’s loan portfolio is secured by real property. In the course of Republic First’s business, it may foreclose on and take title to real estate securing such loans and in doing so could become subject to environmental liabilities with respect to these properties. Republic First may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean- up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, Republic First may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.  Although Republic First has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards.  If Republic First were to become subject to significant environmental liabilities, it could materially and adversely effect Republic First.

 Unfavorable economic and market conditions due to the current global financial crisis may adversely affect Republic First’s financial position and results of operations.

Economic and market conditions in the United States and around the world have deteriorated significantly and may remain depressed for the foreseeable future.  Conditions such as slowing or negative growth and the sub-prime debt devaluation crisis have resulted in a low level of liquidity in many financial markets, and extreme volatility in credit, equity and fixed income markets.  These economic developments could have various effects on Republic First’s business, including insolvency of major customers and a negative impact on the investment income it is able to earn on its investment portfolio.  Lending money is an essential part of the banking business.  Due to the current economic conditions, customers may be unable or unwilling to borrow money or repay funds already borrowed.  The risk of non-payment is affected by credit risks of a particular customer, changes in economic conditions, the duration of the loan and in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors.  The potential effects of the current global financial crisis are difficult to forecast and mitigate.  As a consequence, Republic First’s operating results for a particular period are difficult to predict.  Distress in the credit markets and issues relating to liquidity among financial institutions have resulted in the failure of some financial institutions around the world and others have been forced to seek acquisition partners. The United States and other governments have taken unprecedented steps in efforts to stabilize the financial system, including investing in financial institutions. There can be no assurance that these efforts will succeed.  Republic First’s business and its financial condition and results of operations could be adversely affected by (1) continued or accelerated disruption and volatility in financial markets; (2) continued capital and liquidity concerns regarding financial institutions; (3) limitations resulting from further governmental action in an effort to stabilize or provide additional regulation of the financial system; or (4) recessionary conditions that are deeper or longer lasting than currently anticipated.